# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Diginex Limited, CIK 0002010499
CUSIP: G28687104
Title of class of securities: Ordinary Shares, par value $0.00005 per share
Address of issuer's principal executive offices: 25 Wilton Road, Victoria, London, Greater London, United Kingdom (X0), SW1V 1LW
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-25-019057
Filed by CIK 0002066775

## Reporting persons
- HBM IV, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 17,799,044; sole dispositive power 0; shared dispositive power 17,799,044; aggregate amount beneficially owned 17,799,044 (7.65% of the class)
  Comment: calculated on the basis of there being 232,557,527 Ordinary Shares of the Issuer outstanding, as disclosed in the Issuer's Form 6-K filed March 30, 2026
- Hearst Communications, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 17,799,044; sole dispositive power 0; shared dispositive power 17,799,044; aggregate amount beneficially owned 17,799,044 (7.65% of the class)
  Comment: calculated on the basis of there being 232,557,527 Ordinary Shares of the Issuer outstanding, as disclosed in the Issuer's Form 6-K filed March 30, 2026
- Hearst Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 17,799,044; sole dispositive power 0; shared dispositive power 17,799,044; aggregate amount beneficially owned 17,799,044 (7.65% of the class)
  Comment: calculated on the basis of there being 232,557,527 Ordinary Shares of the Issuer outstanding, as disclosed in the Issuer's Form 6-K filed March 30, 2026
- The Hearst Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 17,799,044; sole dispositive power 0; shared dispositive power 17,799,044; aggregate amount beneficially owned 17,799,044 (7.65% of the class)
  Comment: calculated on the basis of there being 232,557,527 Ordinary Shares of the Issuer outstanding, as disclosed in the Issuer's Form 6-K filed March 30, 2026
- The Hearst Family Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; sole voting power 0; shared voting power 17,799,044; sole dispositive power 0; shared dispositive power 17,799,044; aggregate amount beneficially owned 17,799,044 (7.65% of the class)
  Comment: calculated on the basis of there being 232,557,527 Ordinary Shares of the Issuer outstanding, as disclosed in the Issuer's Form 6-K filed March 30, 2026

## Item 1. Issuer
Name of issuer: Diginex Limited
Address of issuer's principal executive offices: 25 Wilton Road, Victoria, London, Greater London, SW1V 1LW, United Kingdom

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons:
1. HBM IV, Inc., a Delaware corporation ("HBM IV");
2. Hearst Communications, Inc., a Delaware corporation ("HCI");
3. Hearst Holdings, Inc., a Delaware corporation ("HHI");
4. The Hearst Corporation, a Delaware corporation ("THC"); and
5. The Hearst Family Trust, a testamentary trust (the "Trust").
Address of principal business office or, if none, residence: The principal business office of each of HBM IV, HCI, HHI, THC, and the Trust is 300 West 57th Street, New York, New York 10019.
Citizenship: Each of HBM IV, HCI, HHI and THC is a Delaware corporation. The Trust is a testamentary trust that was probated in California.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: HBM IV is the beneficial owner of 17,799,044 Ordinary Shares of the Issuer. Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of HBM IV, HCI, HHI, THC and the Trust may be deemed to beneficially own such securities. HCI has the power to direct the voting and disposition of the Ordinary Shares of the Issuer held by HBM IV as the controlling stockholder of HBM IV. HHI has the power to direct the voting and disposition of the Ordinary Shares of the Issuer held by HBM IV as the controlling stockholder of HCI. THC has the power to direct the voting and disposition of the Ordinary Shares of the Issuer held by HBM IV as the controlling stockholder of HHI. The Trust has the power to direct the voting and disposition of the Ordinary Shares of the Issuer held by HBM IV as the controlling stockholder of THC. Accordingly, for purposes of this Statement, (i) HBM IV is reporting that it shares the power to direct the voting and disposition of the Ordinary Shares of the Issuer directly owned by it and (ii) HCI, HHI, THC and the Trust are reporting that they share the power to direct the voting and disposition of the Ordinary Shares of the Issuer held by HBM IV.
Percent of class:
HBM IV: 7.65%

HCI: 7.65%

HHI: 7.65%

THC: 7.65%

Trust: 7.65%
Sole power to vote or to direct the vote:
HBM IV: 0

HCI: 0

HHI: 0

THC: 0

Trust: 0
Shared power to vote or to direct the vote:
HBM IV: 17,799,044

HCI: 17,799,044

HHI: 17,799,044

THC: 17,799,044

Trust: 17,799,044
Sole power to dispose or to direct the disposition:
HBM IV: 0

HCI: 0

HHI: 0

THC: 0

Trust: 0
Shared power to dispose or to direct the disposition:
HBM IV: 17,799,044

HCI: 17,799,044

HHI: 17,799,044

THC: 17,799,044

Trust: 17,799,044

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under _ 240.14a-11.

## Signatures
- HBM IV, Inc.: /s/ Tracey Perini, Tracey Perini, Executive Vice President (05/14/2026)
- Hearst Communications, Inc.: /s/ Mitchell I. Scherzer, Mitchell I. Scherzer, Executive Vice President and Chief Financial Officer (05/14/2026)
- Hearst Holdings, Inc.: /s/ Mitchell I. Scherzer, Mitchell I. Scherzer, Executive Vice President and Chief Financial Officer (05/14/2026)
- The Hearst Corporation: /s/ Mitchell I. Scherzer, Mitchell I. Scherzer, Executive Vice President and Chief Financial Officer (05/14/2026)
- The Hearst Family Trust: /s/ Mitchell I. Scherzer, Mitchell I. Scherzer, Trustee (05/14/2026)